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                           October 6, 2022

       Jesus Quintero
       Chief Executive Officer
       Marijuana Co of America, Inc.
       633 West Fifth Street, Suite 2826
       Los Angeles, CA 90071

                                                        Re: Marijuana Co of
America, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 5
                                                            Filed September 30,
2022
                                                            File No. 024-11668

       Dear Jesus Quintero:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Alan T. Hawkins